

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2021

William N. Johnston
Chief Financial Officer
Tuscan Gardens Senior Living Communities, Inc.
99 South New York Ave.
Winter Park, Florida 32789

   Re: Tuscan Gardens Senior Living Communities, Inc.
    Post Qualification Amendment on Form 1-A
    Response dated June 24, 2021
    File No. 024-10945

Dear Mr. Johnston:

  We have reviewed your June 24, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 28, 2021 letter.

Correspondence filed June 24, 2021

General

1. We have reviewed your response to our comment. In your response, you state that Tuscan Gardens Management Corporation has the power to direct the activities of the Holdcos, and that Tuscan Gardens Capital Partners, LLC (TGCP), has the obligation to absorb a majority of expected losses of the Holdcos and/or a right to receive the majority of the Holdcos' expected residual returns. In addition you name TGCP as the primary beneficiary of the Holdcos in your response. Please reconcile the above statements with your conclusion that Tuscan Gardens Senior Living Communities Inc is the primary beneficiary of the Holdcos. In your analysis, please provide specific references to the literature relied upon.

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or James Lopez at 202-551-3536 with any other questions.

              Sincerely,

              Division of Corporation Finance
              Office of Real Estate & Construction

cc: Dr. Laurence J. Pino, Esq